UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2013
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-35764

A. Full title of the plan and the address of the plan if different from that of the issuer named below:
PBF ENERGY RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PBF ENERGY INC.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

PBF ENERGY RETIREMENT SAVINGS PLAN

*All other schedules required b 29CFR.§2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PBF Holding Company LLC Retirement Plans Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the PBF Energy Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Friedman LLP

East Hanover, NJ
June 26, 2014

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments, at fair value	$91,420,303	$50,674,282

Receivables:
Participant contributions	—	99,796
Employer contributions	—	74,949
Notes receivable from participants	3,935,314	2,244,612
	3,935,314	2,419,357

Total assets	95,355,617	53,093,639

Net assets available for benefits	$95,355,617	$53,093,639

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

Additions
Investment income:
Net appreciation in fair value of investments	$10,777,218
Interest and dividends	2,521,792
Total investment income	13,299,010

Interest income on notes receivable from participants	124,098

Contributions:
Participants	15,336,925
Employer	10,377,255
Rollover	5,618,762
Total contributions	31,332,942

Total additions	44,756,050

Deductions
Benefits paid to participants	2,488,292
Administrative expenses	5,780
Total deductions	2,494,072

Net increase in net assets available for benefits	42,261,978

Net assets available for benefits:
Beginning of year	53,093,639
End of year	$95,355,617

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF PLAN

General
The PBF Energy Retirement Savings Plan (the “Plan”) is a qualified retirement plan covering certain of PBF Energy Inc.'s employees in the United States (“U.S.”). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan). Effective April 1, 2013 the Plan was amended to include as a new investment option, PBF Energy Inc. Class A common stock, which is traded on the New York Stock Exchange under the symbol PBF.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used in this report, the term “PBF Energy” or the “Company” may refer, depending upon the context, to PBF Energy Inc., one or more of its consolidated subsidiaries, or all of them taken as a whole.
The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
PBF Energy is the plan sponsor. PBF Energy is a publicly traded independent petroleum refining company with three refineries in the U.S. and approximately 1,700 employees.

The PBF Holding Company LLC Retirement Plans Administrative Committee (the “Administrative Committee”), which consists of persons selected by PBF Energy, is the Plan Administrator. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee and record keeper of the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Employees at PBF Energy's U.S. locations are eligible to participate in the Plan on the first day of the month following the completion of thirty days of service with the Company. Employees covered by collective bargaining agreements, as well as contract employees, are excluded from participating in the Plan, unless eligibility is permitted in the agreement,.

Contributions
Eligible employees may make pre-tax contributions of a percentage of their eligible compensation, as defined by the Plan, and subject to Internal Revenue Code (the “Code”) limitations. Participants may also make designated Roth 401(k) contributions to the Plan. The Code established an annual contribution limit of $17,500 and $17,000 for the years ended December 31, 2013 and 2012, respectively. Participants 50 years of age or older can contribute an additional catch-up contribution of up to $5,500 for each of the years ended December 31, 2013 and 2012.

The plan sponsor makes safe-harbor matching contributions in the amount of 200% of each participant’s elective deferral that does not exceed 3% of compensation for the plan year, as defined by the Plan. The matching contributions are 100% vested immediately.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Eligible employees may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.

Investment Options
Participants direct 100% of their contributions into investments offered by the Plan. The Plan offers as investment options various Vanguard mutual fund accounts and, effective April 1, 2013, PBF Energy Class A common stock. Participants can elect to allocate up to 10% of their contributions to PBF Energy Class A common stock. Participants may change their investment options in accordance with rules established by the Plan Administrator.

The Pension Protection Act created the Qualified Default Investment Alternative (the “QDIA”) which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. The Plan Administrator selected the Vanguard Target Retirement Fund with the target date closest to the participant’s estimated retirement date as its QDIA.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect the participant’s contributions, the Company matching contributions and withdrawals, income, expenses, and investment gains and losses attributable to the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately 100% vested in their participant accounts.

Participant Loans
Participants may borrow from their account balance, up to the lesser of 50% of the vested balance or $50,000. The interest rate on loans is established based on the prime rate plus 1%. The interest rate as of December 31, 2013 were 4.25%. The loan repayment schedule can generally be no longer than 60 months, except in the case of a loan for the purchase of a participant's principal residence which can be up to 120 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
Participants receive the full amount of their vested account balances in the event of normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after the age of 59 ½. Certain hardship withdrawals are also permitted. Distributions may be made in a lump-sum payment, joint and survivor annuities or pre-retirement survivor annuities, at the Participant's election. Required minimum distributions begin at age 70 ½.

Hardship Withdrawals
The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant, as determined by the Plan Administrator. Permissible circumstances for hardship withdrawals include medical expenses, education expenses and costs directly related to the purchase of a principal residence and such other circumstances as the Plan Administrator may determine based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after a hardship withdrawal.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets, reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a deemed distribution is recorded.

Investment Valuation
Plan investments are presented at their fair value. A fair value hierarchy is used that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect management’s own assumptions.

The valuation methods used to value Plan investments are as follows.

Mutual funds –Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that value. The mutual funds are deemed to be actively traded and are classified as Level 1 investments.

Common stock –Valued at the daily closing price as reported by the common stock. PBF Energy’s Class A common stock trades on the New York Stock Exchange and is actively traded and are classified as Level 1 investments.

Income Recognition
Net appreciation in the fair value of investments includes realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments, based on the value

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

of assets at the beginning of the year or at the time of purchase during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded on the dividend payment date.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Plan expenses not paid by the Company are paid out of Plan assets provided that such payment is consistent with ERISA.

Management Fees and Operating Expenses
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected in the net appreciation in fair value of such investments.

3 - INVESTMENTS

Investments that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31,
	2013	2012
Vanguard Target Retirement 2020 Fund	$7,610,106	$4,170,312
Vanguard Target Retirement 2025 Fund	7,542,229	3,164,001
Vanguard 500 Index Fund Investor Shares	7,538,025	4,168,531
Vanguard Mid Cap Growth Fund	6,965,356	3,506,972
Vanguard Target Retirement 2035 Fund	6,278,815	2,975,412
Vanguard Wellington Fund Investor Shares	6,117,225	3,603,180
Vanguard Small-Cap Index Fund Investor Shares	5,935,247	2,897,724
Vanguard Target Retirement 2030 Fund	5,413,146	3,243,127
Vanguard International Growth Fund Investor Shares	5,412,528	3,210,677
Vanguard Total Bond Market Index Fund Investor Shares	*	4,300,979
Vanguard Target Retirement 2015 Fund	*	3,002,898

*Investment is less than 5%.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,706,058 for mutual funds and $71,160 for PBF Energy's Class A common stock.

For the year ended December 31, 2013, dividend income included $19,700 of dividends paid on PBF Energy's Cass A common stock.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4 - FAIR VALUE MEASUREMENTS

The following tables summarize Plan investment assets measured at fair value:

	Level 1 Investments
	December 31,
	2013	2012
Mutual funds
Short-term reserves	$3,356,144	$2,225,610
Bond funds	4,657,759	4,300,979
Balanced funds	49,710,815	26,739,579
Domestic stock funds	27,390,664	14,197,437
International stock funds	5,412,529	3,210,677
PBF Energy Inc. Class A common stock	892,392	—
Investments, at fair value	$91,420,303	$50,674,282

There were no Level 2 and Level 3 investments as of December 31, 2013 and 2012, respectively.

5 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

6 - INCOME TAX STATUS

The Company adopted a pre-approved prototype plan offered by the Plan’s trustee. The Internal Revenue Service has determined that the prototype plan, by letter dated March 31, 2008, is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the code.

The Plan Administrator believes the Plan is no longer subject to examination by tax authorities for years prior to 2010.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of mutual fund accounts managed by Vanguard, the trustee of the Plan. In addition, the Plan allows for loans to participants and investment in PBF Energy’s Class A common stock. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record-keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 26-2050373 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

				Description of investment, including
		Identity of issuer, borrower,		maturity date, rate of interest,	Current
(a)*	(b)	lessor, or similar party	(c)	collateral, par or maturity value	(e) Value
*		PBF Energy Inc.		Class A Common Stock	$892,392
*		The Vanguard Group		Vanguard 500 Index Inv	7,538,025
*		The Vanguard Group		Vanguard Int'l Growth Fund Inv	5,412,528
*		The Vanguard Group		Vanguard Mid-Cap Growth Fund	6,965,356
*		The Vanguard Group		Vanguard Morgan Growth Inv	2,959,170
*		The Vanguard Group		Vanguard Prime Money Mkt	3,356,144
*		The Vanguard Group		Vanguard Sm-Cap Index Inv	5,935,247
*		The Vanguard Group		Vanguard Tgt Retirement 2010	600,900
*		The Vanguard Group		Vanguard Tgt Retirement 2015	4,570,988
*		The Vanguard Group		Vanguard Tgt Retirement 2020	7,610,106
*		The Vanguard Group		Vanguard Tgt Retirement 2025	7,542,229
*		The Vanguard Group		Vanguard Tgt Retirement 2030	5,413,146
*		The Vanguard Group		Vanguard Tgt Retirement 2035	6,278,815
*		The Vanguard Group		Vanguard Tgt Retirement 2040	3,997,311
*		The Vanguard Group		Vanguard Tgt Retirement 2045	3,398,546
*		The Vanguard Group		Vanguard Tgt Retirement 2050	1,650,836
*		The Vanguard Group		Vanguard Tgt Retirement 2055	510,344
*		The Vanguard Group		Vanguard Tgt Retirement 2060	63,674
*		The Vanguard Group		Vanguard Target Retirement Inc	1,956,695
*		The Vanguard Group		Vanguard Total Bd Mkt Indx Inv	4,657,759
*		The Vanguard Group		Vanguard Wellington Inv	6,117,225
*		The Vanguard Group		Vanguard Windsor II Inv	3,992,867
					$91,420,303

*		Participants		Participant loans maturing 2014 to 2018 at interest rates of 4.25%	3,935,314
					$95,355,617

*		Denotes party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the PBF Holding Company LLC Retirement Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBF Energy Retirement Savings Plan

Date:	June 26, 2014	By:	/s/ John E. Luke
John E. Luke Chairman of the PBF Holding Company LLC Retirement Plans Administrative Committee Treasurer, PBF Energy Inc.